UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

October 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 87,197
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 87,197
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 6 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,425,439
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 7 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 8 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 9 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 10 of 16 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 289,367,202
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 293,792,641

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,792,641
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.77%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 450047204	Page 11 of 16 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 10 TO SCHEDULE 13D

This Amendment No. 10 Schedule 13D (“Amendment No. 10”) amends and restates Items 3, 4 and 5 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 10 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

CUSIP No. 450047204	Page 12 of 16 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of October 8, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 293,792,641 shares, representing 50.77% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

Item 4.	Purpose of Transaction

Since September 20, 2008, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 2.82% (net of sales of common shares since such date) of IRSA’s outstanding share capital. Such increase was the net result of purchases (net of sales in the open market) of the equivalent of 16,331,160 IRSA common shares acquired in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A previously filed, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from September 20, 2008 to October 8, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of October 8, 2008, the Reporting Persons beneficially owned 293,792,641 common shares of IRSA, representing 50.77% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of October 8, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	293,792,641	50.77%
Total IRSA Outstanding Shares	578,676,460

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for Agrology a company 97% of Cresud. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 9.07% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 1.97% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

CUSIP No. 450047204	Page 13 of 16 Pages

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 0.26% of IRSA’s outstanding stock and 33.41% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 265,240,613 common shares of IRSA, which amounts to 45.84% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of October 8, 2008:

CUSIP No. 450047204	Page 14 of 16 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 293,792,641 common shares, representing 50.77% of the issued and outstanding common shares of IRSA, as of October 8, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A previously filed in IRSA common shares that were effected during the transaction period are listed on Annex I, which is incorporated herein by reference.

(d)-(e)	Not applicable.

CUSIP No. 450047204	Page 15 of 16 Pages

Transactions by the Reporting Persons or persons named in Schedule A previously filed in Shares that were effected during the Transaction Period

Annex 1

Cresud‘s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	9/22/2008	5,600	$7.8952	NYSE
Buy	9/23/2008	10,000	$7.9992	NYSE
Buy	9/24/2008	4,100	$7.9256	NYSE
Buy	9/26/2008	500,000	$7.9999	NYSE
Buy	9/26/2008	19,927	$7.7467	NYSE
Buy	9/29/2008	17,640	$7.4532	NYSE
Buy	10/2/2008	33,500	$6.9996	NYSE
Buy	10/3/2008	4,650	$7.0258	NYSE
Buy	10/6/2008	89,200	$6.3502	NYSE
Buy	10/7/2008	200,000	$6.2997	NYSE
Buy	10/7/2008	48,240	$6.2423	NYSE
Buy	10/8/2008	625,020	$6.1500	NYSE
Buy	10/8/2008	75,239	$6.1223	NYSE

Alejandro Elsztain’s transactions in IRSA’s common shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place
Buy	10/6/2008	3,182	ARS	2.0800	Buenos Aires Stock Exchange
Buy	10/7/2008	44,418	ARS	2.0900	Buenos Aires Stock Exchange

Gabriel Blasi’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	10/8/2008	2,000	$6.3100	NYSE

Jorge Cruces’s transactions in IRSA’s common shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit		Place
Buy	10/7/2008	31,994	ARS	2.0600	Buenos Aires Stock Exchange
Buy	10/8/2008	1,857	ARS	2.0400	Buenos Aires Stock Exchange
Buy	10/8/2008	25,000	ARS	2.0200	Buenos Aires Stock Exchange

CUSIP No. 450047204	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: October 8, 2008

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board